Exhibit d(9)(i)

AMENDMENT NO. 8

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT NO. 8 to the INVESTMENT SUB-ADVISORY AGREEMENT (“Amendment”) is dated as of October 30, 2020, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (“VALIC”), and WELLINGTON MANAGEMENT COMPANY LLP (the “Sub-Adviser”).

WITNESSETH:

WHEREAS, VALIC and VALIC Company I, a Maryland corporation (the “Company”), have entered into an Investment Advisory Agreement dated as of January 1, 2002, as amended (the “Advisory Agreement”), pursuant to which VALIC has agreed to provide investment management, advisory and administrative services to the Company; and

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, VALIC and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement dated August 29, 2001, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Sub-Adviser furnishes investment advisory services to certain investment series (the “Covered Funds”) of the Company, as listed on Schedule A to the Subadvisory Agreement; and

WHEREAS, the Board of Directors of the Company has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Covered Funds.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1.    Schedule A Amendment. Schedule A to the Subadvisory Agreement is hereby amended to reflect that the Sub-Adviser will manage the assets of each of High Yield Bond Fund and Mid Cap Value Fund and shall be compensated on those assets managed, in accordance with Section 2 of the Subadvisory Agreement, at the fee rate reflected in Schedule A attached hereto.

2.    Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.    Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.    Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ KEVIN J. ADAMSON
Name: Kevin J. Adamson
Title: Authorized Signatory

WELLINGTON MANAGEMENT COMPANY LLP

By:	/s/ DESMOND HAVLICEK
Name: Desmond Havlicek
Title: Partner & Senior Managing Director

SCHEDULE A

Effective October 30, 2020

SUB-ADVISER shall manage all or a portion of the assets of the following Covered Fund(s) and shall be compensated on that portion managed, as follows:

Covered Funds	Fee

High Yield Bond Fund	0.40% on the first $100 million 0.35% on the next $150 million 0.30% on the excess over $250 million

Inflation Protected Fund	0.15% on the first $250 million 0.10% on the next $250 million 0.09% on the excess over $500 million

Mid Cap Value Fund	0.46% on the first $100 million 0.42% on the excess over $100 million

Science & Technology Fund	0.55% on the first $100 million 0.50% on the next $300 million 0.45% on the excess over $400 million

Systematic Value Fund	0.12% on the first $100 million 0.10% on the excess over $100 million

Value Fund	0.40% on the first $250 million 0.35% on the next $250 million 0.30% on the excess over $500 million